02042724

02 JUL 22 AM 10:23

SUPPL

TransCanada
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7675

82-51

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

From: Elizabeth McNamara, Corporate Secretarial

Date: July 18, 2002 Time: 11:00 MDT

Number of Pages (including Cover) three (3)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 11:10 MDT:

TC PipeLines, LP Second Quarter 2002 Teleconference and Web Cast Advisory

Disposition of Original:

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If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

dlw 7/22

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Second Quarter 2002 Teleconference and Web Cast Advisory

Calgary, Alberta – July 18, 2002 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) will release its second quarter 2002 financial results after markets close on Monday, July 22, 2002. TC PipeLines will hold a teleconference and audio web cast on Tuesday, July 23 at 4 p.m. (eastern) to discuss the second quarter 2002 financial results, general developments and issues concerning the Partnership. The call will be hosted by Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., the general partner.

What:	TC PipeLines, LP Second Quarter 2002 Financial Results Teleconference and Web Cast
When:	4 p.m. (eastern) Tuesday, July 23, 2002
Where:	(800) 387-6216 (no passcode required) OR www.tcpipelineslp.com / News Room / Presentations

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, July 30, 2002, by dialing (800) 408-3053 then entering passcode 1191067. The web cast will also be archived and available for replay.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership.

Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's Internet site at www.tcpipelineslp.com.

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(877) 290-2772 investor_relations@tcpipelineslp.com

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RECEPTION OK

TX/RX NO	8122
CONNECTION TEL	403 920 2467
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CONNECTION ID	
ST. TIME	07/18 11:54
USAGE T	00'55
PGS.	3
RESULT	OK